Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Energy, L.P.

Commission File No.: 001-32953

This filing relates to a proposed business combination involving Targa Resources Corp. and Atlas Energy, L.P.

Targa Resources Acquisition of Atlas Pipeline Partners, L.P. and Atlas Energy, L.P. October 2014

Forward Looking Statements
Certain statements in this presentation are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended.  All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that Targa
Resources Partners LP (NYSE: NGLS; “TRP” or the “Partnership”) or Targa Resources Corp.
(NYSE: TRGP; “TRC” or the “Company”) (together “Targa”) expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the Partnership’s and the
Company’s control, which could cause results to differ materially from those expected by management of Targa Resources Partners LP and Targa Resources Corp.  Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including declines in the production of natural gas or in the price and market demand for natural gas and natural gas liquids, the timing and success of business development efforts, the credit risk of customers and other uncertainties.  These and other applicable uncertainties, factors and risks are described more fully in the Partnership's and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities  and Exchange Commission. The Partnership and the
Company undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information
Additional Information and Where to Find It
In connection with the proposed transaction, Targa Resources Corp. (“TRGP”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRGP and a prospectus of TRGP (the “TRGP joint proxy statement/prospectus”).  In connection with the proposed transaction, TRGP plans to mail the definitive TRGP joint proxy statement/prospectus to its shareholders, and
ATLS plans to mail the definitive TRGP joint proxy statement/prospectus to its unitholders.
Also in connection with the proposed transaction, Targa Resources Partners LP (“NGLS”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of NGLS (the “NGLS proxy statement/prospectus”).  In connection with the proposed transaction, APL plans to mail the definitive NGLS proxy statement/prospectus to its unitholders.
INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRGP JOINT PROXY STATEMENT/PROSPECTUS, THE NGLS PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRGP, NGLS, ATLS AND APL, AS WELL AS THE PROPOSED
TRANSACTION AND RELATED MATTERS.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
A free copy of the TRGP Joint Proxy Statement/Prospectus, the NGLS Proxy Statement/Prospectus and  other filings containing information about TRGP, NGLS, ATLS and
APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRGP and NGLS may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRGP’s and NGLS’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia,
Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com.  These documents may also be obtained for free from ATLS’s investor relations website at
www.atlasenergy.com.  The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor
Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com.  These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.
Participants in Solicitation Relating to the Merger
TRGP, NGLS, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRGP,
ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRGP joint proxy statement/prospectus and
NGLS proxy statement/prospectus.  Information regarding TRGP’s directors and executive officers is contained in TRGP’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of NGLS’s general partner is contained in NGLS’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in
ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual  Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Targa + Atlas: Transaction Overview
Targa Resources Partners LP (NYSE: NGLS; “TRP” or the “Partnership”) has executed a definitive agreement to acquire Atlas Pipeline Partners, L.P. (NYSE: APL) for $5.8 billion
(1)
0.5846 NGLS common units plus a one-time cash payment of $1.26 for each APL LP unit (implied premium
(1)
of 15%)
$1.8 billion of debt at September 30, 2014
Targa Resources Corp. (NYSE: TRGP; “TRC” or the “Company”) has executed a definitive agreement to acquire Atlas
Energy, L.P. (NYSE: ATLS), after its spin-off of non APL-related assets, for $1.9 billion
(1)
Prior to TRGP’s acquisition, all assets held by ATLS not associated with APL will be spun out to existing ATLS unitholders
10.35 million TRGP shares issued to ATLS unitholders
$610 million of cash to ATLS
Each existing ATLS (after giving effect to ATLS’ spin out) unit will receive 0.1809 TRGP shares and $9.12 in cash
Accretive to NGLS and TRGP cash flow per unit and share, respectively, immediately and over the longer-term, while providing APL and ATLS unitholders increased value now and into the future
Post closing
(2)
, NGLS plans to increase its quarterly distribution by $0.04 per LP unit ($0.16 per LP unit annualized rate)
NGLS expects 11-13% distribution growth in 2015 compared to 7-9% in 2014
Post closing
(2)
, TRGP plans to increase its quarterly dividend by $0.10 per share ($0.40 per share annualized rate)
TRGP expects approximately 35% dividend growth
(3)
in 2015 compared to 25%+ in 2014
Transactions are cross-conditional and expected to close Q1 2015, subject to shareholder and regulatory approvals
(1) Based on market data as of October 10, 2014, excluding transaction fees and expenses
(2) Management intends to recommend this increase at the first regularly scheduled quarterly distribution declaration Board meeting after transaction closes
(3) Assumes NGLS distribution growth of 11-13%

Targa + Atlas: Benefits All Shareholders
NGLS
Benefits from larger asset base to support
additional long term growth
Higher dividend growth outlook
Lowers effective cash tax rate
Long term dividend accretion of $1.00-$2.00
per share
5
TRGP
APL       NGLS + Cash
ATLS       TRGP + Cash
$1.9 billion total consideration drives
immediate value uplift
Higher distribution/dividend growth outlook
Benefits from transaction accrue to ATLS as
new TRGP shareholders
Direct leverage to pure-play high-growth
midstream GP
Complementary assets in attractive basins
Higher distribution growth outlook
Scale and diversity support enhanced credit
profile
Adds to already strong backlog of projects
under development
Immediate value uplift of 15% premium
Higher distribution growth outlook
Improved balance sheet and capital access to
fund growth
More diverse business mix and higher
percentage of fee based margin to support
distributions

Targa + Atlas: Strategic Highlights
Attractive
Positions in Active
Basins
Creates World-
Class Permian
Footprint
Complementary
Assets with
Significant Growth
Opportunities
Enhances
Credit Profile
Significant Long-
Term Value
Creation
Already strong positions in Permian and Bakken enhanced with entry into Mississippi Lime and Eagle Ford
4 of the top 5 basins by active rig count and unconventional well spuds (1)
Top 3 basins by oil production (1)
Also exposed to emerging SCOOP play and continued development of NGL-rich Barnett Shale
Adds diversity and leadership position in all basins/plays
Combines strong Permian Basin positions to create a premier franchise
Provides new customer relationships with the most active operators in each basin
Current combined processing capacity of 1,439 MMcf/d plus 500 MMcf/d of announced expansions
Significant organic growth project opportunities
2014 growth capex of ~$1.2 billion
2015 growth capex expected to exceed $1.2 billion
Additional projects under development of over $3 billion
NGL production to support Targa’s leading NGL position in Mont Belvieu and Galena Park
Estimated pro forma leverage ratio of 3.3x Total Debt / 2014E EBITDA (4) at NGLS
Increased size and scale move NGLS credit metrics closer to investment grade over time
Immediately accretive to distributable cash flow at both NGLS and TRGP
Increases FY 2015 vs FY 2014 distribution growth at NGLS to 11-13% and at TRGP to approximately 35%
Provides larger asset base with additional long-term growth opportunities
Higher long-term distribution/dividend growth profile than Targa standalone
(1) Source: Oil & Gas Investor
(2) Based on market data as of October 10, 2014, less the value of 16.3 MM PF NGLS units owned by TRGP
(3) Based on NGLS and APL guidance ranges
(4) Based on estimated compliance ratio
Increased Size and
Scale
Combined partnership will be one of the largest diversified MLPs
Pro forma enterprise value (2) of $23 billion
Pro forma 2014E EBITDA of approximately $1.3-$1.4 billion (3)

Montana
North Dakota
Kansas
Oklahoma
Texas
Louisiana
Mississippi
Alabama

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Q1 - 2013
Q2 - 2013
Q3 - 2013
Q4 - 2013
Q1 - 2014
Q2 - 2014
Q3 - 2014
470
469
463
463
491
545
559
191
187
183
180
179
181
189
92
79
83
86
81
82
79
420
447
446
445
458
467
546
Permian
Eagle Ford
Williston
Marcellus
Mississippian
Granite Wash
DJ-Niobrara
Haynesville
Utica
Barnett
Others

TARGA

Attractive Positions in Active Basins
Barnett
Eagle Ford
Delaware
Bakken
Mississippi
Lime
Woodford
Pro Forma Asset Highlights
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
U.S. Land Rig Count by Basin
(1)
(1) Source: Baker Hughes Incorporated, as of September 26, 2014
SCOOP
Midland
Legend
39 natural gas processing plants (~6.9 Bcf/d gross processing capacity)
Over 22,500 miles of natural gas and crude oil gathering pipeline
Gross NGL production of 278.9 MBbls/d in 2Q 2014
3 crude oil and refined products terminals with 2.5 MMBbls of storage
17 gas treating facilities
573 MBbl/d gross fractionation capacity
~6.5 MMBbl/month capacity LPG export terminal

De Baca
Bailey
Lamb
Hale
Roosevelt
Hockley
Lubbock
Chaves
Yoakum
Terry
Lynn
Garza
Kent
Gaines
Dawson
Borden
Scurry
Fisher
Eddy
Andrews
Martin
Mitchell
Nolan
Loving
Winkler
Ector
Coke
Culberson
Reeves
Tom Green
Pecos
Crockett
Schleicher
Jeff Davis

YE Processing Capacity (MMcf/d)

TARGA

World Class Permian Footprint
Atlas’ WestTX system sits in the core of the Midland
Basin between Targa’s existing SAOU and Sand Hills
systems
More than 75% of the rigs currently running in the
Midland Basin are in counties served by the
combined systems
Pro forma, NGLS will be the 2
nd
largest Permian
processor with 1.4 Bcf/d in gross processing capacity
Recent activity includes Targa’s 200 MMcf/d High Plains
plant placed in service June 2014 and Atlas’ 200 MMcf/d
Driver plant placed in service September 2014
Announced expansions include Atlas’ 200 MMcf/d
Buffalo plant (in service mid-2015) and Targa’s 300
MMcf/d Delaware Basin plant (in service 1Q 2016)
Combined Permian Footprint
Year-End Permian Gross Processing Capacity
Legend
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Natural Gas Pipeline
Current Permian Gross
Processing Capacity
(MMcf/d)
Miles of Pipeline
SAOU 369 1,800
Sand Hills 175 1,500
Versado 240 3,350
Total: Targa 784 6,650
Atlas WestTX 655 3,600
Total: PF Targa 1,439 10,250
Delaware
Midland
575
600
784
784
1,084
195
455
655
855
855
770
1,055
1,439
1,639
1,939
0
400
800
1,200
1,600
2,000
2012 2013 2014E 2015E 2016E
Targa Atlas

Kansas
Oklahoma
Texas
Louisiana
Mississippi

YE Processing Capacity (MMcf/d)

TARGA

Leading Positions in Active Basins
Combined Footprint
Year-End NorthTX/SouthTX/OK Gross Processing
Capacity
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Legend
Barnett
Eagle Ford
Woodford
Mississippi Lime
Atlas’ assets also provide exposure to significant drilling activity in the Mississippi Lime, SCOOP, Arkoma Woodford and Eagle
Ford plays
Largest gathering and processing footprint in the Mississippi
Lime with 458 MMcf/d of nameplate capacity
System remains full with volumes offloaded to third parties
Current project underway to connect Velma & Arkoma systems
to create a gathering and processing super-system
Further potential to connect to Targa’s North Texas assets
Long-term contracts with active producers in the Eagle Ford
SCOOP
Current North
Texas/SouthTX/OK Gross
Processing Capacity
(MMcf/d)
Miles of Pipeline
SouthOK 500 1,300
WestOK 458 5,700
SouthTX 400 500
Total: Atlas 1,358 7,500
Targa North Texas 478 4,500
Total: PF Targa 1,836 12,000
606
1,316
1,916
278 278
478
100
380
580
458
458
200
400
–
400
800
1,200
1,600
2,000
2012 2013 2014E
Targa - North Texas Atlas - SouthOK Atlas - WestOK Atlas - SouthTX
228

Colorado
Kansas
Missouri
Kentucky
Tennessee
Oklahoma
Arkansas
New Mexico
Mississippi
Texas
Legend

NGL Production (MBbl/d)

10 10
Producer Activity Drives NGL Flows to Mont Belvieu
Growing field NGL production
increases NGL flows to Mont
Belvieu
Increased NGL production
could support Targa’s existing
and expanding Mont Belvieu
and Galena Park presence
Petrochemical investments,
fractionation and export
services will continue to clear
additional supply
Targa’s Mont Belvieu and
Galena Park businesses very
well positioned
Barnett
Eagle Ford
Midland
Mississippi Lime
Woodford
Delaware
Marcellus &
Others
Rockies
Galena Park Marine
Import / Export
Terminal
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Third Party
Ethylene Cracker
Illustrative Y-Grade Flows
Import / Export
121
124
129
137
149
48
54
77
115
118
169
178
206
251
268
0
50
100
150
200
250
300
2010 2011 2012 2013 YTD 2014
Targa Atlas
Combined NGL Production (MBbl/d)
Mont
Belvieu
Terminal
SCOOP

Increased Size and Scale Enhance Credit Profile
Targa Atlas Pro Forma Targa
(1) Represents combined market cap and enterprise value for NGLS and TRGP as of October 10, 2014, less the value of NGLS units or PF NGLS units owned by TRGP
(2) Represents combined market cap and enterprise value for APL and ATLS as of October 10, 2014 based on transaction consideration
(3) Includes keep-whole at 1% of total margin
(3)
Market Cap
~ $12 Billion
(1)
~ $5 Billion
(2)
~ $17 Billion
(1)
Enterprise Value
~ $15 Billion
(1)
~ $8 Billion
(2)
~ $23 Billion
(1)
2014E EBITDA ($MM) $925 - $975 Million $400 - $425 Million $1,325 - $1,400 Million
2014E Capital
Expenditures ($MM)
$780 Million $400 - $450 Million $1,180 - $1,230 Million
2014E Operating
Margin by Segment
YE 2014E % Fee-
Based
68%
32%
Fixed Fee Percent of Proceeds
35%
7%
38%
20%
Field G&P Coastal G&P
Logistics Marketing and Dist.
40%
60%
Texas Oklahoma
25%
5%
27%
15%
11%
17%
Field G&P - Targa Coastal G&P - Targa
Logistics - Targa Marketing and Dist. - Targa
Texas - Atlas Oklahoma - Atlas
40%
60%
Fixed Fee Percent of Proceeds
60%
40%
Fixed Fee Percent of Proceeds

Total Return

Annualized Distributions per LP Unit
11-13% growth in 2015

Total Return

Annualized Dividends per Share
~35% growth in 2015

Targa’s Track Record of Value Creation
(1) 2010 covers time period from IPO (December 6, 2010) through December 31, 2010
(2) 2014 YTD as October 10, 2014
Source: Bloomberg
TRP – Total Return Since 2010
(1)
TRC – Total Return Since IPO TRC – Dividends
TRP – Distributions
(1)
NGLS Out/(Under)
Performance vs. AMZ
16% 3%
2%
21%
18%
TRGP Out/(Under)
Performance vs. AMZ
20% 42% 30% 44% 31%
(2)
(2)
Pro Forma
Pro Forma
-10%
0%
10%
20%
30%
40%
50%
60%
2010 2011 2012 2013 2014 YTD
NGLS
AMZ
S&P 500
UTY Index
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
2010 2011 2012 2013 2014 YTD
TRGP
AMZ
S&P 500
UTY Index
2.49
2.57
2.65
2.72
2.79
2.86
2.93
2.99
3.05
3.12
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
$3.00
$3.25
$3.50
$3.75
$4.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2012 2013 2014 2015
1.46
1.58
1.69
1.83
1.98
2.13
2.28
2.43
2.59
2.76
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
$3.00
$3.25
$3.50
$3.75
$4.00
$4.25
$4.50
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2012 2013 2014 2015

Overview of Transaction Terms

NGLS Transaction Terms and Conditions
Transaction
Structure
Consideration &
Payments
Pro Forma
Ownership
Pro Forma
Leverage
Closing
Conditions
NGLS acquires APL for total consideration of $5.8 billion
(1)
Includes $1.8 billion of APL debt at September 30, 2014 ($1.55 billion senior notes in place;
revolver repaid)
APL’s Class D convertible preferred units are converted to common units
APL’s Class E perpetual preferred units are redeemed for an aggregate cash payment of
$126.5 million
0.5846 NGLS units exchanged for each APL LP unit outstanding (implied consideration of
$37.40 per APL LP unit
(1)
)
$1.26 per LP unit (~$127 million total) one-time cash payment to APL unitholders
Total consideration of $38.66 per APL LP unit
(1)
(15% premium)
$65 million for transaction fees and expenses and change of control payments
Current NGLS unitholders will own approximately 66% of the combined partnership
Current APL unitholders will own approximately 34% of the combined partnership
3.3x Total Debt / 2014E EBITDA
(3)
at NGLS
APL unitholder vote
Regulatory and other customary conditions
GP/IDR Giveback
from TRC
GP/IDR giveback
(2)
of $37.5 million, $25.0 million, $10.0 million and $5.0 million for the four years following closing
(1) Based on market data as of October 10, 2014, excluding fees and expenses
(2) These amounts will be applied in equal quarterly installments for each successive four quarter period following closing
(3) Based on total PF Debt / 2014E  PF Compliance EBITDA

TRGP Transaction Terms and Conditions
Transaction
Structure
ATLS Asset
Spin-Off
Consideration &
Payments
Financing
Pro Forma
Leverage / Taxes
GP/IDR Giveback
TRGP acquires ATLS for total consideration of $1.9 billion
(1)
(post spin-off)
Includes acquisition of 5.8 million APL units held by ATLS that will be exchanged for NGLS units
ATLS spins off all assets unrelated to APL prior to transaction
10.35 million TRGP shares issued to ATLS
$610 million of cash
$190 million for change of control payments and transaction fees and expenses
$1.1 billion committed financing in place for cash components of acquisitions, no financing contingencies
3.8x Standalone Debt / 2014E EBITDA
(2)
at TRGP
3.9x Consolidated Debt / 2014E EBITDA
(3)
Additional depreciation and amortization reduces taxable income
10-15% pro forma effective cash tax rate
(4)
for 2015 compared to 2014 guidance of 33%
GP/IDR giveback
(5)
of $37.5 million, $25.0 million, $10.0 million and $5.0 million for the four years following closing
Closing
Conditions
TRGP shareholder and ATLS unitholder votes
Contingent on closing of NGLS’ acquisition of APL
Regulatory and other customary conditions
(1) Based on market data as of October 10, 2014, excluding fees and expenses
(2) Based on PF TRGP Debt / 2014E EBITDA. TRGP EBITDA based on cash distributions received from LP units, GP units and IDRs less TRGP G&A
(3) Based on PF total NGLS and TRGP debt divided by PF NGLS Compliance EBITDA
(4) Effective cash tax rate calculated as cash taxes divided by pre-tax cash available for dividends
(5) These amounts will be applied in equal quarterly installments for each successive four quarter period following closing

Pro Forma Organizational and Capital Structure
Targa Resources Corp.
(NYSE: TRGP)
(“TRC” or the “Company”)
PF Standalone Leverage
(1)
: 3.8x
PF Consolidated Leverage
(2)
: 3.9x
Targa Resources
GP LLC
Targa Resources Partners LP
(NYSE: NGLS)
(“TRP” or the “Partnership”)
PF Leverage
(3)
: 3.3x
Lenders
Lenders
Public Shareholders
Legacy TRGP: 80%
Legacy ATLS: 20%
Public Unitholders
Legacy NGLS: 59%
Legacy APL: 32%
$750 million of new Term Loan B borrowings
$92 million of existing revolver borrowings
plus $115 million of new revolver borrowings
under new $350 million revolver
$3.0 billion of existing debt at NGLS
$1.8 billion of debt from APL
$0.2 billion of new revolver borrowings
100% Interest
(52.5 million shares)
100% Indirect
Ownership
9% LP Interest
(16.3 million LP Units)
2% General
Partner Interest & IDRs
$5.0 billion
of debt
91% LP Interest
(158.5 million LP units)
$957 million
of debt
Note: Debt balances as of September 30, 2014. Transaction adjustments include estimated fees and expenses
(1) Based on PF TRGP Debt / 2014E EBITDA. TRGP EBITDA based on cash distributions received from LP units, GP units and IDRs less TRGP G&A
(2) Based on PF total NGLS and TRGP debt divided by 2014E PF NGLS Compliance EBITDA
(3) Based on PF total NGLS Debt / 2014E PF NGLS Compliance EBITDA

Q&A

Atlas Asset Overview

Mississippi Lime
Anadarko
Arkoma
Ardmore
Permian
Eagle Ford

TARGA

APL Asset Overview

(1) Indicates gross capacity, where APL owns 412 MMcf/d net processing capacity currently and will own 460 MMcf/d in net capacity by YE 2014
(2) Centrahoma JV ownership applies to Atoka, Coalgate and Stonewall plants. Velma and Tupelo plants are 100%-owned by APL
Diversified Asset Base Oil / NGL-Rich Areas Provides Significant Exposure to Increased Drilling Activity
Geographic Area: Eagle Ford Shale
Gross Processing Capacity: 400 MMcf/d
Processing Plants: 2
Miles of Pipeline: ~500
YE 2014 Capacity: 400 MMcf/d (as of 2Q 2014)
JV Partners: Southcross/TexStar
JV Ownership: High Pressure Pipe:
APL – 75.0%
Southcross/TexStar – 25.0%
Cogen:
APL – 50.0%
Southcross/TexStar – 50.0%
1
2
3
4
Processing Plant
Treating Facility
Natural Gas Gathering Pipeline
1
2
4
3
West TX System
Geographic Area: Permian Basin
Gross Processing Capacity: 655 MMcf/d
Processing Plants: 5
Miles of Pipeline: ~3,600
YE 2014 Capacity: 655 MMcf/d (as of 3Q 2014)
JV Partner: Pioneer Natural Resources
JV Ownership: APL – 72.8%
Pioneer – 27.2%
SouthTX System
Geographic Area: Woodford Shale / Ardmore /
Arkoma / SCOOP
Gross Processing Capacity: 500 MMcf/d
(1)
Processing Plants: 6
Miles of Pipeline: ~1,300
YE 2014 Capacity: 580 MMcf/d
(1)
(as of 4Q 2014)
JV Partner (2) : MarkWest
JV Ownership (2) : APL – 60.0%
MarkWest – 40.0%
SouthOK System
Geographic Area: Anadarko Basin /
Mississippi Lime
Gross Processing Capacity: 458 MMcf/d
Processing Plants: 4
Miles of Pipeline: ~5,700
YE 2014 Capacity: 458 MMcf/d
WestOK System

Key Producers
In Area
SandRidge
Chesapeake
tapstone
devon
Kansas
Oklahoma
Comanche
Harper
Woodward
Alfalfa
Garfield
Dewey
Blaine
Kingfisher
Ellis
Legend
Westok System

TARGA

Summary WestOK Asset Map
Owner and operator of 5,700 miles of natural gas gathering
pipelines located in the Anadarko Basin / Mississippi Lime
(“WestOK”)
APL connecting approximately a well a day behind system and
is the largest gatherer and processor in the Mississippi Lime
Additionally owns and operates four processing plants (458
MMcf/d gross):
Waynoka I Plant
200 MMcf/d (gross) cryogenic plant in Woods County
Waynoka II Plant
200 MMcf/d (gross) cryogenic plant in Woods County
Chester processing facility
28 MMcf/d (gross) in Woodward County
Chaney Dell Plant
30 MMcf/d (gross) refrigeration plant located in Woods
County
458 MMcf/d of nameplate capacity
Recently completed enhancements to increase capacity to
110% of nameplate
System remains full and some volumes continue to be
bypassed and/or offloaded to third parties
The primary producers on the WestOK system include
SandRidge Exploration and Production, LLC and Chesapeake
Energy Corporation
Average Processed Volume (MMcf/d)
APL – WestOK System
20
279
316
380
413
425
484
479
513
510
530
0
100
200
300
400
500
600
Q1
2012
Q2
2012
Q3
2012
Q4
2012
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014

Key Producers In Area
EXXON
XTO ENERGY
VANGUARD
Continental
Marathon Oil
Oklahoma
Texas
Cleveland
McClain
Grady
Garvin
Pottawatomie
Seminole
Hughes
Pontotoc
Murray
Johnston
Coal
Atoka
Carter
Jefferson
Love
Marshall
Bryan
Grayson
Cooke
Montague
Clay
Fannin
Pittsburg
Latimer
Pushmataha
McIntosh
AtlasPipeline
SOUTHTEX SYSTEM
Plant
Treater
Compressor
MTV to Arkoma
High Pressure
Intermediate
Low Pressure
Inactive

Summary SouthOK Asset Map
Owner and operator of 1,300 miles of natural gas gathering
pipelines located in the Woodford Shale / SCOOP play
consisting of the Velma and Arkoma Systems (1,200 miles and
100 miles, respectively) (“SouthOK”)
Additionally owns and operates five processing plants (500
MMcf/d gross):
Velma Plant 1 and 2
100 MMcf/d (gross) and 60 MMcf/d (gross) cryogenic
plants in Stephens County
Atoka Plant (60% owner/operator)
20 MMcf/d (gross) cryogenic plant in Atoka County
Colgate plant (60% owner/operator)
80 MMcf/d (gross) cryogenic plant in Coal County
Tupelo Plant
120 MMcf/d (gross) cryogenic plant in Coal County
Stonewall Plant (60% owner/operator)
120 MMcf/d (gross) cryogenic plant in Coal County which
is being expanded to 200 MMcf/d (gross) in 4Q 2014
Currently completing connection of the Velma and Arkoma
Systems to create a gathering and processing super-system
$80.0 million project to construct 55 miles of pipeline to
connect the systems
The primary producers on the SouthOK system include XTO
Energy, Inc., Marathon Oil Company and Vanguard Natural
Resources, LLC
Average Processed Volume (MMcf/d)
APL – SouthOK System (Velma and Arkoma)
21
123
129
133
107
327
335
397
376
373
409
0
100
200
300
400
500
Q1
2012
Q2
2012
Q3
2012
Q4
2012
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014
Includes Velma
Volumes Only

Key Producers In Area
PIONEER NATURAL RESOURCES
EXXON
XTO ENERGY
CONCHO
LAREDO PETROLEUM
Apache
PARSLEY ENERGY
AtlasPipeline
WESTEX SYSTEM
High Pressure
Low Pressure
Midland
Glasscock
Sterling
Driver
Midkiff and Consolidator
Tom Green
Benedum
Irion
Upton
Reagan

TARGA

72.8% owner and operator of 3,600 miles of natural gas
gathering pipelines located across seven counties in the
Permian Basin in West Texas (“WestTX”)
Minority interest owned by Pioneer Natural Resources
Company (“Pioneer”), one of the largest active drillers in the
Spraberry Trend
Pioneer has over 900,000 acres in the Permian
Gathering system being extended north into Martin County to
serve further growth from production in Northern Permian
Additionally owns and operates five processing plants (655
MMcf/d gross):
Consolidator Plant
150 MMcf/d (gross) cryogenic plant in Reagan County
Driver Plant
200 MMcf/d (gross) cryogenic plant in Midland County
Benedum Plant
45 MMcf/d (gross) cryogenic plant in Upton County
Midkiff Plant
60 MMcf/d (gross) cryogenic plant in Reagan County
Edward Plant
200 MMcf/d (gross) cryogenic plant in Upton County
Currently constructing one additional 200 MMcf/d (gross)
processing plant to bring nameplate capacity to 855 MMcf/d
(gross) by the second half of 2015
The primary producers include Pioneer, COG Operating, LLC
and Laredo Petroleum, Inc.
Summary WestTX Asset Map
Average Processed Volume (MMcf/d)
APL – WestTX System
22
Edward
231
236
256
272
281
314
355
364
390
439
0
100
200
300
400
500
Q1
2012
Q2
2012
Q3
2012
Q4
2012
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014

Uvalde
Medina
Wilson
DeWitt
Zavala
Frio
Atascosa
Karnes
Victoria
Goliad
Dimmit
La Salle
McMullen
Live Oak
Bee
Refugio
Aransas
Webb
Duval
Jim Wells
San Patricio
Nueces
Kleberg
Key Producers In Area
Chesapeake
SM ENERGY
MURPHY
TALISMAN
eog resources
ConocoPhillips
AtlasPipeline
SOUTHTEX SYSTEM
Plant
Compressor
High Pressure
Low Pressure
Inactive

Summary
South Texas gathering and processing assets (“SouthTX”)
were acquired through the purchase of TEAK Midstream, L.L.C.
Located in the wet gas / condensate window of the Eagle Ford
Shale
Gathering assets consist of:
265 miles of primarily 20-24 inch gathering and residue
pipelines
275 miles of low pressure gathering lines
75% interest in a joint venture that owns a 62 mile, 24-inch gathering pipeline
75% interest in a joint venture that owns a 45 mile, 16-inch gathering pipeline, a 71 mile, 24-inch gathering pipeline and a
50 mile residue pipeline
50% interest in a cogeneration facility
Additionally owns and operates two 200 MMcf/d (gross)
cyrogenic natural gas processing plants
Silver Oak II plant was placed in-service during the second
quarter of 2014
The primary producers on SouthTX include Talisman Energy
USA Inc. and Statoil Natural Gas LLC
Added numerous producers to the system in 2014 and well
positioned to capture processing volumes as current
agreements with third party plants expire in 2015 and 2016
Average Processed Volume (MMcf/d)
APL – SouthTX System
SouthTX Asset Map
23
Silver Oak I
Silver Oak II
121
141
133
116
115
0
40
80
120

Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014

24 1000 Louisiana Suite 4300 Houston, TX 77002 Phone: (713) 584-1000 Email: InvestorRelations@targaresources.com Website: www.targaresources.com